UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. __)

                           American Bank Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    024343105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Mark W. Jaindl, 4029 West Tilghman Street,
                  Allentown, Pennsylvania 18104 (610) 366-1800
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                October 22, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 024343105                                           Page 2 of 14 Pages

1. NAME OF REPORTING PERSONS:                                   Mark W. Jaindl

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):    NA

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------

3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [  ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                         USA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                    771,110
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                  0
OWNED BY
--------------------------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER               771,110
REPORTING
--------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER             0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              771,110

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                       [  ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.3%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                    IN
--------------------------------------------------------------------------------

CUSIP NO. 024343105                                           Page 3 of 14 Pages

1. NAME OF REPORTING PERSONS:                              Jaindl Associates, LP

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):    23-3000961

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------

3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [  ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                         USA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                    2,976,835
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                  0
OWNED BY
--------------------------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER               2,976,835
REPORTING
--------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER             0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              2,976,835

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                       [  ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     39.0%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                    PN
--------------------------------------------------------------------------------

CUSIP NO. 024343105                                           Page 4 of 14 Pages

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS:                      Estate of Frederick J. Jaindl

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   20-6175675

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------

3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [  ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                         PA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                    0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                  932,311
OWNED BY
--------------------------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER               0
REPORTING
--------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER             932,311
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              932,311

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                       [  ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     12.9%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                    00
--------------------------------------------------------------------------------

CUSIP NO. 024343105                                           Page 5 of 14 Pages

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS:                               Zachary Jaindl Trust

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   23-6956997

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------

3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [  ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                         PA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                    0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                  14,957
OWNED BY
--------------------------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER               0
REPORTING
--------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER             14,957
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              14,957

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                       [  ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.2%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                    00
--------------------------------------------------------------------------------

CUSIP NO. 024343105                                           Page 6 of 14 Pages

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS:                              Julianne Jaindl Trust

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   23-7754111

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------

3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [  ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                         PA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                    0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                  14,368
OWNED BY
--------------------------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER               0
REPORTING
--------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER             14,368
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              14,368

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                       [  ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.2%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                    00
--------------------------------------------------------------------------------

CUSIP NO. 024343105                                           Page 7 of 14 Pages

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS:                              Benjamin Jaindl Trust

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   23-7828071

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------

3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [  ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                         PA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                    0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                  19,775
OWNED BY
--------------------------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER               0
REPORTING
--------------------------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER             19,775
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              19,775

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                       [  ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.3%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                    00
--------------------------------------------------------------------------------

CUSIP NO. 024343105                                           Page 8 of 14 Pages



Item 1.     Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

         This statement on Schedule 13D relates to the shares of common stock, par value $0.10 per share (the "Common Stock"), of American Bank Incorporated, a Pennsylvania corporation (the "Issuer"). The Issuer's principal executive offices are located at 4029 West Tilghman Street, Allentown, Pennsylvania 18104. In January 2002 American Bank Incorporated became the successor registrant to American Bank, pursuant to the reorganization of American Bank into the holding company structure.

Item 2.           Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         This statement is being filed by Mark W. Jaindl, Jaindl Associates, LP, The Estate of Frederick J. Jaindl, The Zachary Jaindl Trust, The Julianne Jaindl Trust and The Benjamin Jaindl Trust.

         On March 29, 2004, Frederick J. Jaindl, Chairman of the Board of the Issuer and the beneficial owner of 3,913,678 shares of Common Stock, passed away. 2,976,835 of these shares were owned by Frederick Jaindl through Jaindl Associates, LP, of which Frederick Jaindl was the General Partner. On October 22, 2004, the affairs of the estate of Frederick J. Jaindl were generally resolved, and Mark Jaindl succeeded as the General Partner of Jaindl Associates. Mark Jaindl is also an Executor of the Estate of Frederick J. Jaindl, which continues to own shares of Common Stock. As a result of the resolution of the Estate, Mark Jaindl may be deemed the beneficial owner of 59.9% of the shares of Common Stock outstanding.

         As of the date hereof, Mark Jaindl owns 771,110 shares of the Issuer's Common Stock. As of the date hereof, Jaindl Associates, LP owns 2,976,835 shares of the Issuer's Common Stock. Mark Jaindl is the General Partner of Jaindl Associates, LP and exercises control of such shares in his capacity as General Partner. As of the date hereof, the Estate of Frederick J. Jaindl owns 932,311 shares of the Issuer's Common Stock. Mark Jaindl is an Executor of the Estate of Frederick J. Jaindl. As of the date hereof, The Zachary Jaindl Trust owns 14,957 shares of the Issuer's Common Stock. Mark Jaindl is a Trustee of The Zachary Jaindl Trust. As of the date hereof, The Julianne Jaindl Trust owns 14,368 shares of the Issuer's Common Stock. Mark Jaindl is a Trustee of The Julianne Jaindl Trust. As of the date hereof, The Benjamin Jaindl Trust owns 19,775 shares of the Issuer's Common Stock. Mark Jaindl is a Trustee of The Benjamin Jaindl Trust.


         (a) Name:

                  Mark W. Jaindl
                  Jaindl Associates, LP
                  Estate of Frederick J. Jaindl
                  The Zachary Jaindl Trust
                  The Julianne Jaindl Trust
                  The Benjamin Jaindl Trust

CUSIP NO. 024343105                                           Page 9 of 14 Pages

(b)      Residence or Principal Address:

                  Mark W.  Jaindl
                  4029 West Tilghman Street,
                  Allentown, Pennsylvania 18104

                  Jaindl Associates, LP
                  3150 Coffeetown Road
                  Orefield, Pennsylvania 18069

                  Estate of Frederick J. Jaindl
                  3150 Coffeetown Road
                  Orefiled, Pennsylvania 18069

                  The Zachary Jaindl Trust
                  3150 Coffeetown Road
                  Orefield, Pennsylvania 18069

                  The Julianne Jaindl Trust
                  3150 Coffeetown Road
                  Orefield, Pennsylvania 18069

                  The Benjamin Jaindl Trust
                  3150 Coffeetown Road
                  Orefield, Pennsylvania 18069


(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Chairman of the Board, President and Chief Executive Officer American Bank Incorporated
                  4029 West Tilghman Street,
                  Allentown, Pennsylvania 18104

                  General Partner
                  Jaindl Associates LP

                  Executor
                  Estate of Frederick J. Jaindl

                  Trustee
                  The Zachary Jaindl Trust

                  Trustee
                  The Julianne Jaindl Trust

                  Trustee
                  The Benjamin Jaindl Trust


(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                           Mark W. Jaindl, Jaindl Associates LP, the executors
                  of the Estate of Frederick J. Jaindl, and the trustees of The Zachary Jaindl Trust, The Julianne Jaindl Trust, and The

CUSIP NO. 024343105                                          Page 10 of 14 Pages

                  Benjamin Jaindl Trust have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  Mark W. Jaindl, Jaindl Associates LP, the executors of the Estate of Frederick J. Jaindl, and the trustees of The Zachary Jaindl Trust, The Julianne Jaindl Trust, and The Benjamin Jaindl Trust have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

                  Mark W.  Jaindl is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

         The shares of Common Stock beneficially owned by Frederick Jaindl prior to his death, and the shares of Common Stock beneficially owned by Mark Jaindl prior to the resolution of the estate of Frederick Jaindl, were previously acquired from the Issuer (i) in connection with offerings conducted by the Issuer and on the same terms as available to other investors, (ii) through open market purchases, (iii) through the exercise of stock options pursuant to stock benefit plans approved by the company's stockholders, and (iv) through the reinvestment of dividends.


Item 4.           Purpose of the Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Additional beneficial ownership of shares of Common Stock have been acquired by Mark Jaindl as a result of the resolution of the estate of Frederick
J. Jaindl, as described in this Schedule 13D. Shares of Common Stock are held by Mark Jaindl for investment purposes.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  Other than the right to acquire shares pursuant to the exercise of stock options, there are no present plans or proposals to acquire or sell additional shares of Common Stock.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

CUSIP NO. 024343105                                          Page 11 of 14 Pages

                  None.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  None.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  The Nominating Committee of the Issuer, which is comprised of four independent directors, is in the process of finalizing a search for an additional director.

(e) Any material change in the present capitalization or dividend policy of the issuer;

                  None.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

                  None.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  None.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  None.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  None.

(j) Any action similar to any of those enumerated above.

                  None.

Item 5.           Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

                  As of the date hereof, Mark Jaindl owns 771,110 shares of the Issuer's Common Stock (including 105,000 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock and 124,750 stock options that are convertible into shares of Common Stock)

CUSIP NO. 024343105                                          Page 12 of 14 Pages

         (representing 10.3% of the shares of Common Stock outstanding). As of the date hereof, Jaindl Associates, LP owns 2,976,835 shares of the Issuer's Common Stock (including 415,000 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 39.0% of the shares of Common Stock outstanding). As the General Partner of Jaindl Associates, LP, Mark Jaindl is deemed to beneficially own these shares. As of the date hereof, the Estate of Frederick J. Jaindl owns 932,311 shares of the Issuer's Common Stock (including 3,923 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 12.9% of the shares of Common Stock outstanding). As an Executor of the Estate, Mark Jaindl is deemed to beneficially own these shares. As of the date hereof, the Trust for Zachary Jaindl owns 14,957 shares of the Issuer's Common Stock (including 14,706 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 0.2% of the shares of Common Stock outstanding). As a Trustee of the Trust for Zachary Jaindl, Mark Jaindl is deemed to beneficially own these shares. As of the date hereof, the Trust for Julianne Jaindl owns 14,368 shares of the Issuer's Common Stock (including 14,118 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 0.2% of the shares of Common Stock outstanding). As a Trustee of the Trust for Julianne Jaindl, Mark Jaindl is deemed to beneficially own these shares. As of the date hereof, the Trust for Benjamin Jaindl owns 19,775 shares of the Issuer's Common Stock (including 1,765 shares of 6% Cumulative Trust Preferred Securities that are convertible into shares of Common Stock) (representing 0.3% of the shares of Common Stock outstanding). As a Trustee of the Trust for Benjamin Jaindl, Mark Jaindl is deemed to beneficially own these shares.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

                  See paragraph (a).

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss..13d-191), whichever is less, by the persons named in response to paragraph (a).

                  None, other than in connection with the resolution of the affairs of the Estate of Frederick J. Jaindl, as described herein.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         None.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

CUSIP NO. 024343105                                          Page 13 of 14 Pages

         None.

Item 7.           Material to Be Filed as Exhibits

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) ss.240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

         None.

CUSIP NO. 024343105                                          Page 14 of 14 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 29, 2004



                                             /s/ Mark W. Jaindl
                                            ------------------------------------
                                            Mark W. Jaindl, as an individual, as
                                            the general partner of Jaindl
                                            Associates LP, executor of the
                                            estate of Frederick J. Jaindl,
                                            trustee for the Zachary Jaindl,
                                            Julianne Jaindl and Benjamin Jaindl
                                            Trusts.